The following is the text of a press release issued by Zemex Corporation on Monday, April 7, 2003.

ZEMEX CORPORATION MAILS PROXY CIRCULAR
FOR MAY 5TH SPECIAL MEETING OF SHAREHOLDERS

Toronto, Canada — April 7, 2003 — Zemex Corporation (NYSE, TSX: ZMX) Zemex Corporation (“Zemex”) announced today that it has mailed its notice of special meeting and management proxy circular with respect to a proposed Plan of Arrangement. The proposed Plan of Arrangement, if approved by shareholders and optionholders and the court, will result in the acquisition by a controlled affiliate of Cementos Pacasmayo S.A.A. (“Pacasmayo”) of all of the outstanding common shares and in-the-money options of Zemex on the basis of a cash price of US$8.80 per share. Pacasmayo is a publicly listed corporation in Peru and is related to the Hochschild Organization.

“We believe that this transaction is an excellent recognition of shareholder value and it is unanimously recommended by the Zemex Board of Directors”, said R. Peter Gillin, President and Chief Executive Officer. The value of the transaction, including Zemex’s debt, is approximately US$100 million.

Pacasmayo entered into support agreements with The Dundee Bank, a wholly-owned subsidiary of Dundee Bancorp Inc., Zemex’s largest shareholder, and directors and senior officers of Zemex, together holding approximately 46% of the fully diluted number of shares outstanding under which they agree to vote their shares in favor of the transaction.

The Board of Directors considered numerous factors in arriving at its recommendation, including:

a)	the high premium to historical pre-announcement share prices;

b)	the belief that the price is the highest that Pacasmayo is prepared to pay;

c)	the belief that there is a low probability of a higher price from a third party, or a trading value of that level in the near term;

d)	that cash consideration is being paid;

e)	the support agreement entered into by the largest shareholder, The Dundee Bank; and

f)	the ability to consider and accept a superior acquisition proposal if one was to appear.

The Board has also received an opinion from TD Securities Inc. that the consideration under the transaction is fair, from a financial point of view, to Zemex’s shareholders which opinion is included in the proxy circular.

Securityholders will be asked to approve the transaction at a meeting to be held on May 5, 2003, following which Zemex will seek court approval. The transaction is expected to be effective May 8, 2003.

Zemex Corporation (http://www.zemex.com) is a diversified producer of industrial minerals and specialty products and, through its Alumitech division, reprocesses aluminum drosses. Zemex currently operates facilities across the United States and Canada. Its products are used in a variety of commercial applications and are sold throughout the United States, Canada and Europe.

In connection with this transaction, Zemex has filed a definitive proxy circular on April 4, 2003 with the Securities and Exchange Commission. The definitive proxy circular was mailed to Zemex securityholders on April 7, 2003. Securityholders are urged to read the definitive proxy circular when they receive it in the mail because it contains important information. Securityholders may obtain a free copy of the definitive proxy circular as well as the other materials filed with the Securities and Exchange Commission concerning Zemex at the Securities and Exchange Commission’s web site at http://www.sec.gov. Securityholders of Zemex may also obtain for free the definitive proxy circular and other documents filed by Zemex with the Securities and Exchange Commission in connection with the above-described transactions by directing a request to Zemex at 95 Wellington Street West, Suite 2000 Toronto, Ontario M5J 2N7; Attention: The Assistant Secretary.

Zemex and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Zemex stockholders with respect to the Plan of Arrangement. Information regarding these directors and executive officers and their ownership of Zemex common stock is included in Zemex’s Annual Report on Form 10-K for the year ended December 31, 2002, and additional information regarding these directors and executive officers and their interests is included in the definitive proxy circular.

For further information, please contact:	R. Peter Gillin, Zemex Corporation
President and Chief Executive Officer
(416) 815-3171

This press release may contain “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward statements include statements regarding the intent, belief or current expectation of the Corporation and members of its senior management team, including, without limitation, expectations regarding completion of the acquisition. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by the Corporation.